FORM 51-901F

for the three-months ended November 30, 2003

Exemption number 82-1557

Incorporated as part of	X	Schedule A
	X	Schedules B & C

04 FEB -2 7:21

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen, P.Eng.
Contact's Position:	President
Contact Numbers:	Telephone: 613-721-2919 Fax: 613-828-7268
For Quarter Ended:	November 30, 2003
Date of Report:	January 22, 2004
Contact e-mail address:	beaufield@rogers.com

04012522

SUPPL

Certificate

The three Schedules required to complete this Quarterly are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it.

Jens E. Hansen, P.Eng.	"Jens E. Hansen"	January 22, 2004
Name of Director	Signed	Dated
Robert A. Martin	"Robert A. Martin"	January 22, 2004
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.

Financial Statements for the period ended November 30, 2003

(Unaudited – Prepared by Management)

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Notice to Reader

We have compiled the interim balance sheet of Beaufield Consolidated Resources Inc. as at November 30, 2003 and the interim statements of operations and deficit and cash flows for the the three-month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or
January 16, 2004

Place du Québec
888 3rd Avenue
Val d'Or, Québec J9P 5E6
Telephone: (819) 825-6226
Fax: (819) 825-1461
Internet: www.rcgt.com

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended November 30, 2003
(Unaudited – Prepared by Management)

	November 30, 2003	August 31, 2003
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	123,102	-
Financing Deposit	10,000	-
Listed shares (market value: $96,000)	36,000	162,316
Taxes receivable	10,472	8,840
	179,574	171,156
Exploration Funds	24,312	57,948
Mineral properties, at cost	2,288,285	1,852,119
Long-term investment	11,000	11,000
	2,503,171	2,092,223
LIABILITIES		
Current liabilities		
Bank overdraft	-	89
Accounts payable and accrued liabilities	33,480	51,934
	33,480	52,023
Future income taxes	168,000	168,000
	201,480	220,023
SHAREHOLDERS' EQUITY		
Share capital	15,929,826	15,473,826
Deficit	(13,628,135)	(13,601,626)
	2,301,691	1,872,200
	2,503,171	2,092,223

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Director

"signed" Robert A. Martin
Director

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Statement of Operations and Deficit
Three months ended November 30, 2003 and 2002
(Unaudited – Prepared by Management)

	November 30, 2003	November 30, 2002
	$	$
Expenses		
Administrative services, rent and office	14,887	12,698
Interest charges	47	19
Professional fees	2,682	6,403
Shareholders' report	9,573	10,160
Telecommunications	345	430
Travel and Promotion	88	1,173
Trustee, registration and transfer agent fees	4,514	3,462
	32,136	34,345
Investment revenues	1,321	691
Gain on disposal of investments	4,307	-
Net loss	26,508	33,654
Deficit, beginning of year	13,601,627	13,164,387
Share issuance fees	-	26,975
Deficit, end of period	13,628,135	13,225,016
Basic and diluted loss per share	(0.00)	(0.00)
Weighted average number of common shares outstanding	28,230,037	25,854,487

Interim Statement of Cash Flows for the period ended November 30, 2003

	November 30, 2003	November 30, 2002
	$	$
OPERATING ACTIVITIES		
Net loss	(26,508)	(33,654)
Non-cash items		
Gain on disposal of investments	(4,307)	-
Changes in non-cash working capital items	(30,087)	(11,217)
Cash flows used in operating activities	(60,902)	(44,871)
INVESTING ACTIVITIES		
Disposal of investments	130,623	-
Marketable securities	-	(11)
Exploration funds	33,636	(250,000)
Mineral Properties	(36,166)	(17,506)
Cash flows used in investing activities	128,093	(267,517)
FINANCING ACTIVITIES		
Issue of shares	56,000	285,000
Share issuance fees	-	(26,975)
Cash flows from financing activities	56,000	258,025
Increase (decrease) in cash and cash equivalents	123,191	(54,363)
Cash and cash equivalents, beginning of period	(89)	128,608
Cash and cash equivalents, end of period	123,102	74,245

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended November 30, 2003
(Unaudited – Prepared by Management)

Mineral Properties	November 30, 2003 $	August 31, 2003 $
Louvicourt & Pascalis Townships, Quebec	1	1
Exploration (J-V Aur Resources 60%)		
"Mainstreet Project"		
Barry, Urban, Carpiquet and Souart Townships, Quebec – "Urban Project"	1,402,442	979,835
Allard River, Quebec - "Matagami Project"	130,288	129,156
Exploration (Beaufield 100%)		
Launay Township, Quebec	7,712	7,712
Exploration (Option Melkior Resources 60%)		
Lac Evans area, Quebec	284,056	284,056
Exploration (Beaufield 100%)		
Raglan Ungava, Quebec	2,239	2,092
Exploration (Option Volcanic Metals Exploration)		
Troilus, Quebec	34,362	32,109
Exploration (Beaufield 100%)		
Hemlo Properties, Ontario	235,875	214,030
Exploration (J-V Sparton Resources 50%)		
Lizar-Hiawatha, Ontario	168,171	161,757
Exploration		
Otish, Quebec	2,344	
Exploration (Option Skeena Resources 70%)		
Lac Rouleau West (Urban-Kerr), Quebec	15,879	
Property		
Exploration (Beaufield 100%)		
Other Properties	4,917	41,371
	2,288,285	1,852,119

SHARE CAPITAL

AUTHORIZED
100,000,000 common shares without par value

Issued and fully paid	November 30, 2003 Shares	 $	August 31, 2003 Shares	 $
Balance, beginning of period	27,930,311	15,473,826	25,330,311	15,024,326
Issued in counterpart of:				
Mineral Properties	2,000,000		650,000	122,500
Private Placements	-			
Flow-through private placements	-		1,250,000	250,000
Exercise of options	200,000	20,000	350,000	35,000
Exercise of warrants	300,000	36,000	350,000	42,000
	2,500,000	56,000	2,600,000	449,500
Balance, end of period	30,430,311	15,529,826	27,930,311	15,473,826
Number of shares under escrow	129,750		129,750	

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended November 30, 2003

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares outstanding as at August 31, 2003 27,930,311
Balance as at November 30, 2002 27,080,311
Balance as at November 30, 2003 28,430,311* (1)

*(1) Regulatory approval for the issuance of 400,000 shares pending as at November 30, 2003.

In September 2003, Stephen R. Dunn, Director exercised 200,000 common shares at $0.12 which represented a partial exercise of an option of 825,000 shares granted on January 2, 2001 under the Stock Option plan. The remaining 625,000 common shares were cancelled as Mr. Dunn resigned from the Board of Directors.

On November 30, 2003 a total of 300,000 warrants at $0.12 were exercised, 200,000 of which were excercised by Jens E. Hansen, President of Beaufield Consolidated Resources Inc.

Subsequently, the company closed a financing on December 31, 2003, for 2,470,000 common shares at $0.20 raising $494,000.

(c) Commitments:

Stock-based Compensation Plans:
At the Annual General Meeting held on December 17, 2002, an amended and restated stock option plan was approved. The plan was amended to, among other things, correspond to the new stock option policy of the TSX Venture Exchange and increase the number of common shares reserved for issuance under the Amended Plan to an aggregate of 5,300,000 common shares.

Changes in accounting policies
On September 1, 2003, the Company adopted prospectively the recommendation of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based payments standards for stock-based payments to employees. Under these new standards, all stock-based payments made to employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method for its stock-based employee compensation plan. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period.

Share Purchase Options:
At November 30, 2003, 2,775,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans.

No share options were granted during the first quarter ended November 30, 2003.

	Shares	Exercise Price	Expiry Date
Directors	775,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Directors	800,000	$0.145	July 25, 2008
Total:	2,775,000	common shares	

Share Purchase Warrants:
At November 30, 2003, the total share purchase warrants outstanding were:
2,100,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 400,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at November 30, 2003 – 2,625,000.

Subsequently, as at January 14, 2004, the following warrants were to be issued further to the "Flow-Through" Private Placement which closed on December 31, 2003:

- 2,470,000 "non flow-through" Purchase Warrants for up to 2,470,000 shares at $0.30 on or before June 30, 2005.
- 127,000 Agents Option to purchase up to 127,000 common shares at $0.20 on or before June 30, 2005.

Escrowed Shares:
As at November 30, 2003, 129,750 shares (129,750 in 2002), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expediture amount.

At the Annual General Meeting held on December 16, 2003 the following were elected to the Board of Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director/Member of the Audit committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director /Member of Audit Committee
Mr. Gary F. Zak	-	Director/Secretary

SCHEDULE "C" – Management discussion
for the three months ended November 30, 2003

Subsequent to the end of the First Quarter Beaufield completed a $494,000 "flow-through" Private Placement financing privately and with Investpro Securities Inc.

The three-month Balance Sheet indicates a net loss of $26,508 compared to $33,654 in the equivalent previous quarter. The current administrative expeditures compare favourably to the previous year.

During the coming quarter Beaufield plans to acquire additional exploration properties, compile data on existing properties and undertake field exploration.

Beaufield's gold properties are the following:

1. Lac Rouleau: On November 28, 2003, Beaufield completed the acquisition from Kinross Gold Corporation of the percentage not owned by issuing two million common shares of Beaufield to Kinross. Beaufield now owns 100% of the Urban-Barry properties which cover more than 5,000 hectares.

   The table totals the drilling completed on these properties since 1984. Virtually no work has been done for the past 10 years.

Property	Number of holes	Core length (metres)
Kent Property	7	728.73
Macho Property	26	5,404.60
Rouleau Property	97	28,338.08
Lac Barry Property	14	2,958.79
Total:	144	37,430.20

   A recent geological report for the area by the Quebec Ministry of Natural Resources by Bandyayera (MRN GR2001-14, page 36) cites a resource of 544,000 tonnes of 7.2 g/t of gold. This number has not been confirmed recently to 43-101 Standards. It does, however, suggest the presence of an interesting gold resource which will be drilled in the next quarter.

2. Hemlo:. The 50-50 Beaufield-Sparton Resources joint-venture is probably the second largest exploration landholder at Hemlo with significant holdings on trend and west of the Hemlo gold mines. Future exploration will initially concentrate on the Joa claims purchased from Newmont. Previous drilling returned two significant intercepts of 11.65 g/t gold over 1.12 metres and 1.37 g/t over 1.5 metres. Other unexplored reverse circulation gold anomalies remain to be followed up. Exploration on the Joint-Venture's other Hemlo properties in 2003 was disappointing but interesting targets remain.

3. Rouleau West: Beaufield acquired 17 claims by staking on strike and contiguous with the Lac Rouleau Zone 17-18 trend. Work by Kerr Addison in the 1980's located several gold intercepts. This property represents a 100% Beaufield owned extension on the Lac Rouleau property. This property will be merged with the main Lac Rouleau property.

4. Allard-Matagami: Beaufield owns a 100% interest in 117 claims covering 1,872 hectares at Matagami, Quebec. Geophysics has been completed and drilling is planned for January 2004.

5. Troilus-Lac Evans: Beaufield owns a 100% interest in several claim groups in this mineral belt. These are grass roots claims adjoining known mineral deposits. Compilation and exploration will be undertaken in 2004.

Exemption number 82-1557

FORM 51-901F

for the three-months ended November 30, 2003

Incorporated as part of X Schedule A

X Schedules B & C

ISSUER DETAILS:

Name of Issuer: Beaufield Consolidated Resources Inc.

Issuer Address: 19 Nesbitt Street
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1

Issuer Telephone Number: 613-721-2919

Contact Person: Jens E. Hansen, P.Eng.

Contact's Position: President

Contact Numbers: Telephone: 613-721-2919 Fax: 613-828-7268

For Quarter Ended: November 30, 2003

Date of Report: January 22, 2004

Contact e-mail address: beaufield@rogers.com

Certificate

The three Schedules required to complete this Quarterly are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it.

Jens E. Hansen, P.Eng.	"Jens E. Hansen"	January 22, 2004
Name of Director	Signed	Dated
Robert A. Martin	"Robert A. Martin"	January 22, 2004
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended November 30, 2003
(Unaudited – Prepared by Management)

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Notice to Reader

We have compiled the interim balance sheet of Beaufield Consolidated Resources Inc. as at November 30, 2003 and the interim statements of operations and deficit and cash flows for the the three-month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or
January 16, 2004

Place du Québec
888 3rd Avenue
Val d'Or, Québec J9P 5E6
Telephone: (819) 825-6226
Fax: (819) 825-1461
Internet: www.rcgt.com

Member of Grant Thornton International

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended November 30, 2003
(Unaudited – Prepared by Management)

	November 30, 2003 $	August 31, 2003 $
ASSETS		
Current Assets		
Cash and cash equivalents	123,102	-
Financing Deposit	10,000	-
Listed shares (market value: $96,000)	36,000	162,316
Taxes receivable	10,472	8,840
	179,574	171,156
Exploration Funds	24,312	57,948
Mineral properties, at cost	2,288,285	1,852,119
Long-term investment	11,000	11,000
	2,503,171	2,092,223
LIABILITIES		
Current liabilities		
Bank overdraft		89
Accounts payable and accrued liabilities	33,480	51,934
	33,480	52,023
Future income taxes	168,000	168,000
	201,480	220,023
SHAREHOLDERS' EQUITY		
Share capital	15,929,826	15,473,826
Deficit	(13,628,135)	(13,601,626)
	2,301,691	1,872,200
	2,503,171	2,092,223

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Director

"signed" Robert A. Martin
Director

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Statement of Operations and Deficit
Three months ended November 30, 2003 and 2002
(Unaudited – Prepared by Management)

	November 30, 2003 $	November 30, 2002 $
Expenses		
Administrative services, rent and office	14,887	12,698
Interest charges	47	19
Professional fees	2,682	6,403
Shareholders' report	9,573	10,160
Telecommunications	345	430
Travel and Promotion	88	1,173
Trustee, registration and transfer agent fees	4,514	3,462
	32,136	34,345
Investment revenues	1,321	691
Gain on disposal of investments	4,307	-
Net loss	26,508	33,654
Deficit, beginning of year	13,601,627	13,164,387
Share issuance fees	-	26,975
Deficit, end of period	13,628,135	13,225,016
Basic and diluted loss per share	(0.00)	(0.00)
Weighted average number of common shares outstanding	28,230,037	25,854,487

Interim Statement of Cash Flows for the period ended November 30, 2003

	November 30, 2003 $	November 30, 2002 $
OPERATING ACTIVITIES		
Net loss	(26,508)	(33,654)
Non-cash items		
Gain on disposal of investments	(4,307)	-
Changes in non-cash working capital items	(30,087)	(11,217)
Cash flows used in operating activities	(60,902)	(44,871)
INVESTING ACTIVITIES		
Disposal of investments	130,623	-
Marketable securities	-	(11)
Exploration funds	33,636	(250,000)
Mineral Properties	(36,166)	(17,506)
Cash flows used in investing activities	128,093	(267,517)
FINANCING ACTIVITIES		
Issue of shares	56,000	285,000
Share issuance fees	-	(26,975)
Cash flows from financing activities	56,000	258,025
Increase (decrease) in cash and cash equivalents	123,191	(54,363)
Cash and cash equivalents, beginning of period	(89)	128,608
Cash and cash equivalents, end of period	123,102	74,245

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended November 30, 2003
(Unaudited – Prepared by Management)

Mineral Properties	November 30, 2003 $	August 31, 2003 $
Louvicourt & Pascalis Townships, Quebec Exploration (J-V Aur Resources 60%) "Mainstreet Project"	1	1
Barry, Urban, Carpiquet and Souart Townships, Quebec – "Urban Project"	1,402,442	979,835
Allard River, Quebec - "Matagami Project" Exploration (Beaufield 100%)	130,288	129,156
Launay Township, Quebec Exploration (Option Melkior Resources 60%)	7,712	7,712
Lac Evans area, Quebec Exploration (Beaufield 100%)	284,056	284,056
Raglan Ungava, Quebec Exploration (Option Volcanic Metals Exploration)	2,239	2,092
Troilus, Quebec Exploration (Beaufield 100%)	34,362	32,109
Hemlo Properties, Ontario Exploration (J-V Sparton Resources 50%)	235,875	214,030
Lizar-Hiawatha, Ontario Exploration	168,171	161,757
Otish, Quebec Exploration (Option Skeena Resources 70%)	2,344	
Lac Rouleau West (Urban-Kerr), Quebec Property Exploration (Beaufield 100%)	15,879	
Other Properties	4,917	41,371
	2,288,285	1,852,119

SHARE CAPITAL

AUTHORIZED
100,000,000 common shares without par value

Issued and fully paid	November 30, 2003		August 31, 2003	
	Shares	$	Shares	$
Balance, beginning of period	27,930,311	15,473,826	25,330,311	15,024,326
Issued in counterpart of:				
Mineral Properties	2,000,000		650,000	122,500
Private Placements	-			
Flow-through private placements	-		1,250,000	250,000
Exercise of options	200,000	20,000	350,000	35,000
Exercise of warrants	300,000	36,000	350,000	42,000
	2,500,000	56,000	2,600,000	449,500
Balance, end of period	30,430,311	15,529,826	27,930,311	15,473,826
Number of shares under escrow	129,750		129,750	

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended November 30, 2003

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares outstanding as at August 31, 2003 27,930,311
Balance as at November 30, 2002 27,080,311
Balance as at November 30, 2003 28,430,311* (1)

*(1) Regulatory approval for the issuance of 400,000 shares pending as at November 30, 2003.

In September 2003, Stephen R. Dunn, Director exercised 200,000 common shares at $0.12 which represented a partial exercise of an option of 825,000 shares granted on January 2, 2001 under the Stock Option plan. The remaining 625,000 common shares were cancelled as Mr. Dunn resigned from the Board of Directors.

On November 30, 2003 a total of 300,000 warrants at $0.12 were exercised, 200,000 of which were excercised by Jens E. Hansen, President of Beaufield Consolidated Resources Inc.

Subsequently, the company closed a financing on December 31, 2003, for 2,470,000 common shares at $0.20 raising $494,000.

(c) Commitments:

Stock-based Compensation Plans:
At the Annual General Meeting held on December 17, 2002, an amended and restated stock option plan was approved. The plan was amended to, among other things, correspond to the new stock option policy of the TSX Venture Exchange and increase the number of common shares reserved for issuance under the Amended Plan to an aggregate of 5,300,000 common shares.

Changes in accounting policies
On September 1, 2003, the Company adopted prospectively the recommendation of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based payments standards for stock-based payments to employees. Under these new standards, all stock-based payments made to employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method for its stock-based employee compensation plan. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period.

Share Purchase Options:
At November 30, 2003, 2,775,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans.

No share options were granted during the first quarter ended November 30, 2003.

	Shares	Exercise Price	Expiry Date
Directors	775,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Directors	800,000	$0.145	July 25, 2008
Total:	2,775,000	common shares	

Share Purchase Warrants:
At November 30, 2003, the total share purchase warrants outstanding were:
2,100,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 400,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at November 30, 2003 – 2,625,000.

Subsequently, as at January 14, 2004, the following warrants were to be issued further to the "Flow-Through" Private Placement which closed on December 31, 2003:

- 2,470,000 "non flow-through" Purchase Warrants for up to 2,470,000 shares at $0.30 on or before June 30, 2005.
- 127,000 Agents Option to purchase up to 127,000 common shares at $0.20 on or before June 30, 2005.

Escrowed Shares:
As at November 30, 2003, 129,750 shares (129,750 in 2002), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expediture amount.

At the Annual General Meeting held on December 16, 2003 the following were elected to the Board of Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director/Member of the Audit committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director /Member of Audit Committee
Mr. Gary F. Zak	-	Director/Secretary

SCHEDULE "C" – Management discussion
for the three months ended November 30, 2003

Subsequent to the end of the First Quarter Beaufield completed a $494,000 "flow-through" Private Placement financing privately and with Investpro Securities Inc..

The three-month Balance Sheet indicates a net loss of $26,508 compared to $33,654 in the equivalent previous quarter. The current administrative expeditures compare favourably to the previous year.

During the coming quarter Beaufield plans to acquire additional exploration properties, compile data on existing properties and undertake field exploration.

Beaufield's gold properties are the following:

1. Lac Rouleau: On November 28, 2003, Beaufield completed the acquisition from Kinross Gold Corporation of the percentage not owned by issuing two million common shares of Beaufield to Kinross. Beaufield now owns 100% of the Urban-Barry properties which cover more than 5,000 hectares.

   The table totals the drilling completed on these properties since 1984. Virtually no work has been done for the past 10 years.

Property	Number of holes	Core length (metres)
Kent Property	7	728.73
Macho Property	26	5,404.60
Rouleau Property	97	28,338.08
Lac Barry Property	14	2,958.79
Total:	144	37,430.20

   A recent geological report for the area by the Quebec Ministry of Natural Resources by Bandyayera (MRN GR2001-14, page 36) cites a resource of 544,000 tonnes of 7.2 g/t of gold. This number has not been confirmed recently to 43-101 Standards. It does, however, suggest the presence of an interesting gold resource which will be drilled in the next quarter.

2. Hemlo:. The 50-50 Beaufield-Sparton Resources joint-venture is probably the second largest exploration landholder at Hemlo with significant holdings on trend and west of the Hemlo gold mines. Future exploration will initially concentrate on the Joa claims purchased from Newmont. Previous drilling returned two significant intercepts of 11.65 g/t gold over 1.12 metres and 1.37 g/t over 1.5 metres. Other unexplored reverse circulation gold anomalies remain to be followed up. Exploration on the Joint-Venture's other Hemlo properties in 2003 was disappointing but interesting targets remain.

3. Rouleau West: Beaufield acquired 17 claims by staking on strike and contiguous with the Lac Rouleau Zone 17-18 trend. Work by Kerr Addison in the 1980's located several gold intercepts. This property represents a 100% Beaufield owned extension on the Lac Rouleau property. This property will be merged with the main Lac Rouleau property.

4. Allard-Matagami: Beaufield owns a 100% interest in 117 claims covering 1,872 hectares at Matagami, Quebec. Geophysics has been completed and drilling is planned for January 2004.

5. Troilus-Lac Evans: Beaufield owns a 100% interest in several claim groups in this mineral belt. These are grass roots claims adjoining known mineral deposits. Compilation and exploration will be undertaken in 2004.

eResearch

Analyst: Avrom E. Howard, MSc, P.Geo, FGA

January 9, 2004

Exemption number 82-1557

Beaufield Consolidated Resources In

Recommendation

Speculative Buy

Target Price

$0.45

Risk

High

Ave. Monthly Trading Vol.

891,533

Quick Facts

Recent Price	$0.23
Symbol	BFD:TSX-V
Shares O/S	27.7 million
52 Wk. Range	$0.25-$0.085
Fiscal Year End	Dec. 31

	EPS	CFPS
2000	n.a.	n.a.
2001	n.a.	n.a.
2002e	n.a.	n.a.
2003e	n.a.	n.a.

STRENGTHS

- **Properties prospective for commodities of current speculative interest, in known metal districts in proximity to known deposits or mines**
- **One of the properties hosts a provisional, pre-43-101 resource of approximately 100,000 ounces of gold**
- **The Company owns Canadian projects, thus qualifying it for flow-through funding**

RISKS

- **Metal prices are volatile**
- **Portions of the Company's properties have already been explored, with mixed results**

CONCLUSION

- **The Company offers speculative, high-risk exploration exposure to gold, and copper-nickel-PGM projects, in proven districts in eastern Canada**


2,500
2,000
1,500
1,000
500
0
Thousands
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Jan-99 Mar-99 May-99 Jul-99 Sep-99 Nov-99 Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04

Data Source: www.wallstreetcity.com

Beaufield Consolidated Resources Inc. is a junior exploration company focused on gold, and on copper-nickel-PGMs (platinum group metals), holding a number of properties in eastern Canada.

SUMMARY AND RECOMMENDATION

Beaufield is a junior exploration company focused on gold, and on copper-nickel-PGMs (platinum group metals), holding a number of properties in eastern Canada. Some are optioned to, or joint ventured with, outside companies. All are in known metal districts, in proximity to known mineral deposits or mines. Portions of some of the properties have already been well explored, but others host mineral occurrences and/or related features warranting additional work; one property hosts an estimated resource of approximately 100,000 ounces of gold (pre-"43-101", the policy defining current standards for resource estimates). The Company has recently announced plans to raise $450,000, which will provide it with the financial resources necessary to carry out planned exploration work at the Lac Rouleau and Lac Evans properties.

We recommend Beaufield as a Speculative Buy in the high-risk category. As this report goes to print (January 1, 2004) the Company is trading at a new high of 23¢. Assuming a gold price of US $400 or higher over the first half of 2004, the Company closing its recently announced $450,000 financing and its subsequent application of these funds to successful exploration, we anticipate a 6 month target price in the range of 40-50¢.

04 FEB -9 7:21

THE COMPANY

Beaufield is a junior Canadian mineral exploration company that holds a variety of grassroots through mid-exploration stage properties across Eastern Canada, with a focus on gold, and copper-nickel-PGMs

Beaufield is a junior Canadian mineral exploration company that holds a variety of grassroots through mid-exploration stage properties across Eastern Canada, properties that either host to, or are prospective for, gold, platinum group metals ("PGMs"), diamonds, and antimony. Beaufield trades on the Toronto Ventures Exchange (TSXV) under the symbol "BFD". The Company was first incorporated in 1980 as Beaufield Resources, and listed on the former Vancouver Stock Exchange in 1986. In 1992, it underwent a 1 for 10 consolidation and name change to Beaufield Consolidated Resources. Metals exploration in Canada was always its focus, something that remains the case to this day.

The Company's flagship property hosts a provisional (pr-43-101) resource of 500,000 tonnes of mineralized rock with an average grade of 6 grams per tonne

Beaufield's flagship project is the Lac Rouleau group of gold properties situated in central Quebec, northeast of the gold mining town of Val d'Or. The Company controls 100% of a group of five properties along the gold-bearing Lac Rouleau shear zone, including the Rouleau Lake property itself that has been estimated to host 500,000 tonnes of mineralized rock with an average grade of 6 grams per tonne (note* - this figure predates the Canadian Institute of Mining and Metallurgy's ESTIMATION OF MINERAL RESOURCES AND MINERAL RESERVES BEST PRACTICE GUIDELINES, and its embodiment in NATIONAL INSTRUMENT 43-101: STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS. It was prepared in 1989, following the completion of a diamond drilling program by the property owners at the time and although it may be considered reliable, it should not be considered as a Mineral Resource of any category).

Beaufield is managed by a group of mining industry professionals including a geophysicist, a mining engineer, a former senior executive with a senior Canadian mining company, and a geologist credited with the discovery of one of Canada's largest gold deposits.

EXPLORATION AND DEVELOPMENT/OPERATIONS

LAC ROULEAU GOLD PROJECT

The Lac Rouleau group of properties is located between 175-200 kilometers northeast of the gold mining town of Val d'Or, Quebec, or about 100 kilometers east-southeast of the logging town of Lebel Sur Quevillon. The area is typical boreal forest Canadian Shield country, covered by lakes, rivers, and conifer forests; however, thanks to the local logging industry, there is at least seasonal road access to all of the properties. All of the claim groups are located either along or adjacent to a feature known as the Lac Rouleau Shear Zone, a district-scale structure that crosscuts the area from southwest to northeast and is host or adjacent to several gold occurrences, three of which have grade and tonnage estimates associated with them (pre-43-101). This structure, and all of the Lac Rouleau properties, are located within the Urban-Barry Volcano-sedimentary or "Greenstone" Belt, in turn part of the Abitibi Sub-province of the Superior Litho-Structural province of the Canadian Shield.

Rocks in the area comprise the typical assemblage of metamorphosed intrusive, and volcanic and derived volcaniclastic and sedimentary rocks, lying within a surrounding ocean of later syn- and post-regional metamorphic granitoids. Gold mineralization

within such geologic settings is commonly associated with zones of silicification and sulfide mineralization within large scale shear structures. These structures acted as conduits for significant hydrothermal activity during periods of regional metamorphism. The Lac Rouleau area has been explored since gold was first discovered there in the 1930s, including work by Quebec Smelting and Refining Ltd., Shell Canada Resources, Kidd Creek Mines Ltd., and more recently Falconbridge Ltd., then Kinross Gold Corp., from whom a 50% interest in four of the five claim groups was recently acquired, bringing Beaufield's ownership to 100% in all five.

The four properties total 344 claim units, encompassing 5,232 hectares, or 52.32 square kilometers (20.43 square miles).

Kent Property

Situated at the southwest end of the group of properties, in Souart Township, the Kent property comprises 8 claim units for a total of 128 hectares (1.28 square kilometers), 40% of which lies underneath Kent Lake. Shell Canada and Kidd Creek both explored the property in decades past, carrying out a variety of geophysical surveys followed by limited diamond drilling. Shell drilled an unknown number of holes, one of which is reported to have intersected a mineralized quartz vein hosting almost 400 grams per tonne (g/t), or 12.8 ounces per ton gold across half a foot (0.21 meters). Kidd Creek attempted to duplicate Shell's results in a twin hole, but intersected only 6.03 g/t gold across 0.55 meters. A subsequent hole drilled 100 meters away intersected 5.18 meters containing 1.26 g/t gold.

In 1987, Falconbridge, in joint venture with Beaufield, carried out additional geophysical surveys. In 1996, Kinross Gold acquired Falconbridge's 50% interest in the property, but no additional work was undertaken. In October 2003, the Company acquired this 50% interest from Kinross, bringing its ownership to 100%.

Previous workers reported that gold mineralization is at least partly controlled by stratigraphy, in this case a metamorphosed fine-grained volcanic and/or sedimentary horizon, and is associated with quartz veins and disseminated to semi-massive arsenopyrite plus/minus pyrrhotite. This unit strikes east-northeast, dips moderately to the southeast, and is interpreted to be between 30-60 meters thick. These associations appear to be similar to those found at other significant gold occurrences in the area.

Macho Property

The Macho property comprises 47 claims for a total of 752 hectares (7.52 square kilometers), located roughly 10 kilometers northeast of the Kent property, in southwestern Urban Township. It is accessible by logging roads from the town of Label Sur Quevillon, lying roughly 100 kilometers to the west. Gold was first discovered on the Macho property in 1946, following which Quebec Smelting and Refining Ltd. carried out a program of geophysical surveys, geological mapping, trenching and diamond drilling. Sporadic work continued until 1961, when Urban Quebec Mines Ltd. drilled several short holes, with largely negative results. Exploration work continued sporadically over the next four decades, none with conclusively positive result but in each case apparently sufficiently so to merit additional effort, including work by Kidd Creek Mines Ltd. during the early 1980s.

During this period, in late 1986, Beaufield Consolidated entered into an agreement with Falconbridge Limited, heirs to the Urban-Barry area properties through its previous acquisition of Kidd Creek Mines. During the following two years a host of exploration work was completed, including the collection of 460 channel and chip samples over the previously identified East and West showings, followed by the completion of 17 diamond drill holes for a total of 4,120 meters. Minor additional work was undertaken during the 1990s.

Gold mineralization, such has been encountered to date, is associated with quartz-carbonate±tourmaline veins and breccias within one or more poorly-defined shear structures in proximity to quartz-feldspar porphyry intrusions. Three main prospect areas have been defined: Southeast Macho area, West Macho area, and East Macho area. Sulfide minerals associated with these occurrences are typically pyrite, pyrrhotite, minor chalcopyrite, and occasionally sphalerite. Gold values average in the range of a few g/t over a meter or two, with highs of up to 11 g/t across almost 2 meters, at various depths down hole.

Most work to date has focused upon shear-hosted gold occurrences. However, it appears as if there might be better potential for possibly larger, perhaps somewhat lower grade, disseminated gold mineralization within and/or spatially correlated with one or more quartz-feldspar porphyry intrusives. It is toward this possibility that the Company's future activities are planned, to consist of additional geological mapping, geophysical surveys, and diamond drilling.

Rouleau Property

The largest and most advanced of all the Lac Rouleau Gold Project properties, the Rouleau property comprises 217 claim units for a total of 3,472 hectares (34.72 square kilometers), located within southeastern Urban Township; it includes what was formerly referred to as the Lac Rouleau West property, a 17 claim block situated in the far southwestern corner of the main Rouleau property. Lac Rouleau, a small lake, is located within this claim block, with the much larger Lac Barry lying due south of and just touching the southern boundary of these claims. Access to the property is via a number of logging and old exploration roads.

Gold was first discovered in this area along the south shore of Lac Rouleau, in 1935, with gold values of 2-3 g/t across 10 meters reported, in association with disseminated sulfides in a carbonate zone. Subsequent mapping further defined the zone, near what was later to become known as the No. 2 area, and the No. 17 zone. Sporadic work continued through the 1980s, when Kidd Creek worked on the property, leading to the discovery of two new gold occurrences near the northeast shore of Lac Rouleau. This was followed by additional work by the Falconbridge-Beaufield joint venture, leading to the drilling of close to 30,000 meters into the 1990s, and the definition of the 17 and 18 zones, the latter of which was informally estimated to contain 500,000 tonnes of mineralized rock with an average grade of 6 g/t gold. Mineralization typically varies in the range of between a few to several g/t over between a few to several meters, within the main Lac Rouleau shear zone.

Key diamond drill holes in zones 17 and 18, include the following intercepts (distances in feet, and gold grades in oz/t):

Zone	Hole no.	From	To	Width	Grade
17	17	194.49	198.78	4.29	0.21
"	61	115.60	116.53	0.93	1.18
18	33	93.04	97.40	4.36	0.26
"	51	142.46	150.88	8.42	0.22
"	63	345.48	350.05	10.00	0.80
"	64	126.44	132.46	6.02	0.18

Associated metallic and alteration minerals are similar to those found in the aforementioned properties, and is positively correlated with silicified zones within a carbonatized, volcanic-hosted shear zone. There may be several fault offsets, and/or lenticular and en echelon structures complicating gold distribution within the main shear structure, as well.

Given the clear structural control to gold mineralization, the Company plans to undertake a detailed structural analysis of the property, followed by the commencement of geophysical surveys, to be followed by both deposit definition and exploration drilling

Given the clear structural control to gold mineralization, the Company plans to undertake a detailed structural analysis of the property, followed by the commencement of geophysical surveys, to be followed by both deposit definition and exploration drilling. A 44 km cut line has already been completed, covering an area measuring 1.5 km by 2.5 km centered on zones 17 and 18. Magnetic surveying is underway, and it will be followed by an induced polarization survey. The new data will be integrated with previous drill results, which will then be digitized, and a geological model established. Drilling will follow, with the objective of defining and expanding the currently known gold zone.

Figure 1: Lac Rouleau Compilation Map


North Troilus
Lac Troilus
Deposit
GNEISS COMPLEX
FELSIC INTRUSIVES
MAFIC INTRUSIVES
FELSIC VOLCANICS
MAFIC-INTERMEDIATE VOLCANICS
FAULT
SYNCLINE, ANTICLINE
Beaufield Properties
South Troilus
Coulombe
Chatillon
Tortigny
Deposit
Baie Moleon
Deposit
Moleon
Lessard
Deposit
General Geology
Frotet-Troilus Lake

Source: Company reports

UNGAVA PROPERTY

The Ungava property straddles the main Raglan trend, located at its eastern edge approximately 4 kilometers due east of the Donaldson deposit, one among the cluster of deposits within Falconbridge's Raglan property

The Ungava property is a 2,334 hectare (23.3 square kilometer), 57 claim block situated in the Ungava region of northern Quebec, within the Raglan copper-nickel-PGM belt. A large area, currently the scene of active and widespread exploration activity, the Raglan belt hosts Falconbridge's Raglan property deposits, a cluster of copper-nickel-PGM deposits the largest of which, the Cross Lake deposit, hosts 16.8 million tonnes grading 3.1% nickel and 0.9% copper. The Raglan mine (Katinniq deposit) hosts 8.9 million tonnes grading 3.1% nickel and 0.9% copper; there are four other deposits on the property hosting between 1 to 3.5 million tonnes each of nickel-copper ore, in one case with PGMs, as well. Raglan is a nickel-copper-PGM mining district of global significance. Access to the property is by helicopter (year round), or fixed wing (winter only); however, given its proximity to Falconbridge's Raglan property and mine site (approximately 20 kilometers due west), the infrastructure necessary for mine development is fairly close at hand.

January 22, 2004

e-Research Beaufield Report

CORRECTIONS

Page 6:	Figure 1 should read:	**Lac Evans Compilation Map**
Page 11:	Figure 2 should read:	**Lac Rouleau Compilation Map**
Page 12:	Director:	**Paul Carmel**

Professional Engineer, Mining; Investment manager and Director of Sentient Asset Management Canada Ltd.; formerly Manager Private Equity Mining Portfolio at the Caisse de depot et placement du Quebec. Mining analyst with major Canadian investment houses.

Recently, Canadian Royalties Inc. discovered a large, low-grade deposit in the Raglan belt: the Expo-Ungava deposit hosts a current resource of 17,121,700 tonnes grading 0.6% Ni and 0.8% Cu, along with a number of smaller deposits and occurrences the exploration and definition drilling of which is ongoing. This has sparked a major staking rush and frenzy of exploration activity in the area. As a result, the Ungava property, a property that has been held by Beaufield since the 1980s, has gained a new lease on life.

On February 13, 2003, Volcanic Metals Exploration Inc. announced that it had entered into an agreement with Beaufield wherein it could earn up to a 50% interest in the Ungava property. The agreement calls for option payments comprising $25,000 in cash and 300,000 common shares, and exploration expenditures of $750,000 over five years. Volcanic may earn an additional 25% by carrying Beaufield's expenses through to the completion of a Feasibility Study. Upon the commencement of commercial production a 1% Net Smelter Return will be payable to Beaufield; however, Volcanic may purchase it for a cash payment of $500,000. Volcanic is currently carrying out the work on the property.

The Ungava property straddles the main Raglan trend, located at its eastern edge approximately 4 kilometers due east of the Donaldson deposit, one among the cluster of deposits within Falconbridge's Raglan property. The Donaldson deposit hosts a current Mineral Resource of 7.5 million tonnes grading 3.20% nickel and 0.90% copper.

This trend and its contained deposits lie within the Cape Smith Belt, a Precambrian geologic terrain with a complicated intrusive and structural history related to ancient periods of continental rifting. Copper-nickel-PGM deposits are associated with ultramafic intrusive complexes (sills) that can reach more than 100 meters in thickness and extend for several kilometers in length. Mineralization, in the form of a variety of sulfide minerals, is typically disseminated in form and commonly concentrated toward the base of sub-volcanic sills; this is the case at the Katiniq deposit, currently being mined by Falconbridge. Copper and nickel grades and ratios vary from deposit to deposit, as does the presence of PGMs. Generally speaking, the formation of these mineral deposits is attributed to chemical changes in the magma chamber that feeds the emplacement and development of these sills, to the point that the metals concentrated within the molten phase precipitate, usually within a confined portion, or layer(s) of the sill.

Mineral exploration in this remote corner of Canada dates back to basic mapping by the Geological Survey of Canada, in the late 1800s, followed by a series of prospecting campaigns for asbestos, and base metals, over the next several decades. In the 1950s, prospecting led to the discovery of the regions first known copper-nickel sulfide deposits at Cross Lake and Raglan (Katiniq). Exploration over the balance of the 20th century waxed and waned according to the rise and fall in copper and nickel prices, increasing in pitch again over the past few years with the increase in prices for PGMs and the discovery of the Canadian Royalties Expo-Ungava deposit.

Exploration work is currently being financed and carried out by an outside company

In 1986, Beaufield in joint venture with two other partners funded an exploration program over the Ungava property, and in 1996 an airborne geophysical survey was flown over the property (and other properties in the area). However, there was no follow up and the property claims were allowed to lapse. In 1998, Dumont Nickel Inc. acquired the property and in 1999 signed a joint venture with the Hunter Dickenson Group. A program of geological mapping, ground geophysical surveys, and limited diamond drilling followed. However, once again the claims were allowed to lapse.

Following the announcement of the Canadian Royalties discovery, Beaufield management re-staked the Ungava property.

The geology of the Ungava property is characterized by a series of basalts and sedimentary units, intruded by a series of sills of various gabbroic compositions. An airborne geophysical survey commissioned by the Company during the 1980s depicts the pronounced magnetic signature of the ultra-mafic volcanic units and intercalated gabbroic sills, and the electromagnetic maps from the same survey outlines the interpreted location of a number of gabbroic intrusive plugs and sills, one or more of which may be prospective for copper-nickel-PGM deposits.

There are at least three lobate gabbro intrusions on the property that have metal potential, and a fourth indicated by a magnetic/electromagnetic anomaly. The LR-6 prospect comprises a gabbro sill approximately 2,200 by 200 meters in surface expression, where surface chip samples have returned anomalous levels of nickel and copper. A diamond drill hole drilled by the Hunter Dickenson Group cut two intervals of disseminated pyrrhotite within the sill, also carrying low but anomalous values in nickel and copper. The LR-7 prospect comprises a gabbro intrusive 1,200 meters long by 200 meters thick (in surface exposure), where surface sampling and limited diamond drilling revealed low but anomalous copper and nickel values, along with anomalous platinum and palladium values. The LR-8 prospect comprises a magnetic anomaly 500 meters in length and 250 meters wide; boulders of gabbro containing anomalous concentrations of copper, nickel, platinum and palladium have been found on surface. The LR-13 prospect comprises a peridotite-dunite sill over 1,400 meters long and up to 200 meters thick, within which chip samples have returned values of up to 1,024 ppm nickel, 55 ppm copper, 14 ppb palladium, and 43 ppb platinum.

Volcanic Metals is currently in the process of completing a detailed surface exploration program, consisting of geological and geophysical surveys, following the completion of which a program of diamond drilling is planned.

LAC EVANS TROILUS PROPERTIES

Beaufield owns four separate properties in the Frotet-Troilus area of Quebec, comprising a total of 289 claims covering 6,473 hectares (64.73 square kilometers). Two of the properties cover prospective stratigraphy along the northeast and southwest strike of the Troilus Lake mine, a copper-gold deposit owned by Inmet Ltd. (the North and South Troilus properties, respectively), and the remaining three lie roughly 20 kilometers to the southwest near the three volcanic-hosted massive sulfide ("HSVMS") occurrences (the Coulombe, Chatillon and Moleon Lake properties). Current, published reserves at Troilus stand at 42.5 million tonnes with grades of 0.9 g/t gold and 0.09% copper. The Troilus Lake deposit is somewhat unique, in that it is one of a very few porphyry-type deposits of Archean age known in the world.

Year round road access to the general area is available; however, aircraft is the only means of access to the more remote parts of the region, the North Troilus property in particular. The landscape is typical of the area: vast expanses of boreal forest occasionally interrupted due to logging and/or forest fire, interspersed with lakes and streams, with areas of outcrop poking through the glacial ground cover.

Recorded exploration work in the area dates back to 1958, followed by the discovery of the Baie Moleon HSVMS deposit by Falconbridge, in 1961. This deposit hosts an indicated resource of 200,000 tons grading 2.0% copper, 4.25% zinc, 39.7 g/t silver and 1.0 g/t gold. In 1971, Selco Mining discovered the Lessard HSVMS deposit; it hosts an indicated resource of 1.46 million tons grading 1.73% copper, 2.96% zinc, 38.0 g/t silver and 0.1 g/t gold. Other occurrences of significance in the area include the Lac Dauphin gold occurrence and the Lac Coulombe HSVMS occurrence. Exploration by Kerr Addison Mines Ltd. commenced in 1985, leading to the discovery of the Lac Troilus porphyry copper-gold deposit.

The Frotet-Troilus Lake area comprises the eastern part of the larger Frotet-Evans Lake volcano-sedimentary ("greenstone") belt, a region consisting mainly of mafic with lesser intermediate to felsic volcanic and volcaniclastic rocks, intruded by a variety of gabbroic to granitic intrusives. Six distinct volcanic-sedimentary cycles have been recognized.

NORTH TROILUS PROPERTY

The southwestern boundary of the property adjoins the northeastern boundary of the Troilus Lake Mine property. The property is accessible via the mine road. The property straddles the same package of rocks that host the Troilus Lake copper-gold deposit and numerous associated copper-gold occurrences. Lithologies found within include a package of deformed and silicified mafic volcanics which are cut by a series of felsic intrusive dykes. The Parker Lake pluton, a large, late granitic intrusive, underlies most of the property area, with a thermal metamorphic halo surrounding it affecting the local volcanic rocks.

The mineral potential of the property relates to the mafic volcanic rocks, as they are part of the same trend within which the Troilus Lake deposit and most of the area's copper-gold occurrences are found, including a number within 1.5 kilometers of the properties southwestern boundary.

SOUTH TROILUS PROPERTY

The South Troilus property is located immediately southwest of the Troilus Lake mine property, and also partly surrounds two other properties owned by Inmet that host gold and copper-silver occurrences The claims are underlain by a sequence of intermediate to mafic volcanic rocks, along with a series of gabbros occupying the northwestern edge of the property. To the southwest, the property is underlain by a portion of a large granodiorite batholith.

The property covers the southwest projection of the structural corridor hosting the Troilus Lake mine, and the northeast strike extension of Inmet's Muscocho gold prospect. Additionally, the volcanic sequence itself is host to a number of HSVMS prospects, of which Muscocho is one. Several airborne geophysical anomalies located within the property may be related to this mineralized trend.

CHATILLON LAKE PROPERTY

The Chatillon Lake property is located immediately south of the western end of Lac Chatillon. The Route du Nord cuts across the western half of the property, providing excellent year-round access. The property consists of

The property is underlain my mafic volcanics, intruded by minor garbbroic dykes and sills. This stratigraphy is believed to be the same as that which hosts the Tortigny HSVMS deposit, located approximately 2 kilometers to the west; Tortigny hosts a published mineral resource of 530,000 tonnes with a grade of 6.49% zinc, 3.59% copper, and 885.2 g/t silver.

Noranda drilled 9 holes, in 1962, some of which intersected the same stratigraphy as that found within the western half of the Chatillon property, apparently encountering sulfide mineralization throughout. Nothing more is known about this drilling, or about a reported gold-silver occurrence on the property, at present.

MOLEON LAKE PROPERTY

The Moleon Lake property lies immediately east of Falconbridge's Baie Moleon property that hosts a similarly named VHVMS deposit with a published mineral resource of 180,000 tonnes grading 3.58% zinc, 1.57% copper and 21.0 g/t silver. The property straddles the Route du Nord.

The property is underlain by a sequence of mafic to intermediate volcanic rocks sandwiched between two large gabbro sills, the stratigraphic sequence that hosts the Baie Moleon deposit. Several old drill holes are known to have been completed near the western boundary of the property, but their logs have yet to be found.

Figure 2: Lac Evans Compilation Map


BEAUFIELD
Beaufield Consolidated Resources Inc.
BFD
TSX Venture Exchange
LEGEND
Rouleau Lake
Beaufield
Barry Lake
Beaufield
Macho River
Beaufield
Kent Lake
Beaufield
5 Km
Beaufield Consolidated Resources Inc.
Barry - Urban Gold Exploration Camp
Beaufield Properties

Source: Company reports

MANAGEMENT & OWNERSHIP

Management

Jens E. Hansen, P.Eng., President
Mr. Hansen is Professional Engineer (Geophysics) with over 30 years experience in the mining and exploration industry, with long experience in the junior mining sector. He is a Director of Melkior Resources Inc., and the former President of Trillion Resources Ltd. (1989-1998). He was a founding member of Beaufield, and has been President since 1998.

Robert A. Martin, Secretary
Mr. Martin is an independent mining consultant, with over 30 years experience in the Canadian mining industry. He is the former Executive Vice President of the Iron Ore Company of Canada Ltd., and is currently President and Director of Craton Gold, and New Millenium Technology.

Gary F.J. Zak, Director, Treasurer
Mr. Zak has been active for the past 20 years in the venture capital business, providing an organizing private and public financings for early stage resource and technology based companies. Mr. Zak is also a Director of Alto Minerals Inc., as well as of Forum Development Corp.

David Bell, Director, Geological Consultant
David Bell is a well-known and highly regarded Canadian geologist. He played a prominent role in the discovery of the Hemlo gold deposits (over 5 million ounces of gold), one of which bears his name. Mr. Bell is an independent geological consultant; in addition to his affiliation with Beaufield he is an Officer of Carib Gold Resources Inc. and a former director of Franco Nevada Mining Corporation.

Ownership

As of October 13, 2003, the Company had 27,730,311 shares issued and outstanding, which would increase to 33,380,311 fully diluted. Management and insiders own approximately 20 percent of the Company's issued and outstanding shares.

FINANCIAL FORECAST AND VALUATION

In late November, 2003 the Company announced it had arranged a brokered financing to raise $450,000. In addition, Beaufield retains roughly $100,000 in its treasury along with approximately $60,000 worth of marketable securities. Collectively, these funds are sufficient for the Company to cover its general and administrative expenses, as well as to carry out its immediate exploration plans over the Lac Rouleau and Lac Evans properties. Exploration work and carrying costs on its Ungava properties are being covered by another company.

Beaufield has recently traded in the 16-23¢ cent range, with a 52-week high price of 23¢. The Company's recent acquisition of the balance of its 100% ownership of all the Lac Rouleau claims was opportune, given the current increase in the price of gold and consequent speculative interest in junior mining companies holding gold exploration assets. Likewise, its land position in Ungava, currently a hotbed of exploration activity for copper-nickel-PGM deposits, is also a plus, as are the strong and generally rising prices for all of these metals.

Beaufield's success over the short to medium term will be a function of exploration success at any of its properties, success of companies working on other properties in the vicinity, and continued positive market fundamentals, namely, current or better prices for gold, copper, nickel and PGMs. In such a case, it is conceivable that the Company's share price could appreciate beyond its current 52-week high price of 23¢, perhaps to a price in the range of 40-50¢ or beyond.

NOTES

NOTES

eResearch Recommendation System

Buy:	Expected total return within the next 12 months is at least 20%
Speculative Buy:	Expected total return within the next 12 months is at least 40%. Risk is High (see below)
Hold:	Expected total return within the next 12 months is between 20% and the T-Bill rate
Sell:	Expected total return within the next 12 months is less than the T-Bill rate

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eResearch accepts fees from the companies it researches (the "covered companies") and from subscribers. The sole purpose of this policy is to defray the cost of researching small and medium capitalization stocks which otherwise receive little research coverage. In this manner, **eResearch** can minimize fees to its subscribers. Beaufield Consolidated Resources Inc. paid eResearch a fee of $3,800 to conduct research on the Company.

To ensure complete independence and editorial control over its research, **eResearch** follows certain business practices and compliance procedures. Among other things, fees from covered companies are due and payable prior to the commencement of research and, as a contractual right, **eResearch** retains complete editorial control over the research.

eResearch analysts are compensated on a per-company basis and not on the basis of his/her recommendations. Analysts are not allowed to solicit prospective covered companies for research coverage by **eResearch** and are not allowed to accept any fees or other consideration from the companies they cover for **eResearch**. Analysts are also not allowed to trade in the shares, warrants, convertible securities or options of companies they cover for **eResearch**.

In addition, **eResearch**, its officers and directors cannot trade in shares, warrants, convertible securities or options of any of the covered companies. **eResearch** accepts payment for research only in cash and will not accept payment in shares, warrants, convertible securities or options of covered companies. **eResearch** will not conduct investment banking or other financial advisory, consulting or merchant banking services for the covered companies. **eResearch** is not a brokerage firm and does not trade in securities of any kind.

eResearch's sole business is in providing independent equity research to its institutional and retail subscribers.

For further informations and subscription contact:

Independent Equity Research Corp.

130 Adelaide St. W,
Suite 2215, Toronto Ont.,
Canada M5H 3P5
Toll-free: 1-866-854-0765

Our research is accessible on:
www.eresearch.ca

	Price
Single Report	**$29***
Annual Subscription (full service)	**$99***
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